

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2011

<u>Via E-mail</u>
Marc A. Stefanski
Chairman of the Board, President
and Chief Executive Officer
TFS Financial Corporation
7007 Broadway Avenue
Cleveland, Ohio 44105

     Re: **TFS Financial Corporation**
             Form 10-K for the Fiscal Year Ended September 30, 2010
             Filed November 24, 2010
             Form 10-Q for the Quarterly Period Ended March 31, 2011
             Filed May 9, 2011
             Form 10-Q for the Quarterly Period Ended June 30, 2011
             Filed August 9, 2011
             File No. 001-33390

Dear Mr. Stefanski:

      We have reviewed your filings and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for Quarterly Period Ended June 30, 2011
Note 4. Loans and Allowance for Loan Losses, page 9

1.   We note your response to prior comment one in our letter dated October 26, 2011. We
        also note that your historical loss experience has not been significant and you rely on
        your market valuation allowance ("MVA") to capture the risks of the current economic,
        and housing and lending market trends. Please address the following:

        •   Tell us and revise to disclose in future filings whether you have experienced an
            upward fluctuation in your MVA in the past three fiscal years. Tell us which year the
            MVA balance peaked and discuss your expectations for the MVA going forward.

        •   Tell us and revise future filings to disclose in greater detail the MVA calculation and
            whether it is on a total portfolio basis and then allocated to each loan segment or if it
            is formulated initially on a portfolio segment basis.

        •   Please describe how the MVA fluctuated in FY2011 in total and the portion allocated
            to the home equity loan and line of credit portfolio. In your response address how the
            decline in total home equity loans and lines of credit past due and on nonaccrual
            status was considered.

        •   Tell us how you consider foreclosure actions received for borrowers in your home
            equity loan and line of credit portfolio that are not filed by the first lien holder.
            Describe where in the allowance for loan loss calculation this information is
            considered.

        •   Tell us whether you intend to revise your allowance for loan loss methodology for the
            home equity loan and lines of credit portfolio in the future. If so, describe the
            changes you anticipate making and how it may impact the allowance for loan losses.

2.   We note your response to prior comment three in our letter dated October 26, 2011.
        Please revise future filings to disclose in detail the revisions and enhancements you
        intend to make to your allowance for loan loss methodology for TDRs, specifically the
        default rate factor. In your disclosure describe how the new default rate factor will be
        calculated and when you will implement these changes to your methodology.

You may contact Lindsay McCord at (202) 551-3417 or Stephanie Hunsaker, Senior Assistant Chief Accountant at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director